Exhibit 99.1

Kamada Announces Appointment of Life Sciences Industry Executive Eitan Kyiet as
Vice President of Business Development

Rehovot, Israel – October 22, 2018 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company, announced today the appointment of Eitan Kyiet as Vice President of Business Development.  Mr. Kyiet has over 20 years of experience in business development, strategic operations and corporate law, with a significant portion of his career spent in the life sciences industry.  He will lead Kamada's business development and strategic commercial activities, with a focus on advancing market opportunities for the Company's products. Mr. Kyiet will report directly to Amir London, Kamada’s Chief Executive Officer.

“We are pleased to welcome Eitan to the Kamada executive team,” said Amir London, Chief Executive Officer of Kamada.  “Eitan’s wealth of expertise in building successful strategic collaborations, establishing key alliances and advancing commercial operations are of particular importance to Kamada as we continue to grow our commercial business and develop the Company’s clinical pipeline.”

Prior to joining Kamada, Mr. Kyiet served as Chief Operating Officer of PolyPid, a clinical-stage emerging biopharmaceutical company. Earlier in his career, he was Director, Worldwide Supply Chain, at Biosense Webster (a Johnson & Johnson company), a leader in the diagnosis and treatment of heart arrhythmias. Prior to this, Mr. Kyiet served as Director, Global Strategic Operations and Alliances, for Lumenis, Ltd., a leading medical equipment and laser device manufacturer. He began his career practicing corporate law, both as in-house counsel and as a Partner at Amit, Pollak, Matalon & Co.

Mr. Kyiet is a graduate of the Haifa University Faculty of Law in Israel, where he received a LL.B degree. He also earned an Executive M.B.A. from the Haifa Graduate Business School.

“I am excited to join Kamada at such an important time in the Company’s development,” said Mr. Kyiet.  “With a robust portfolio of commercial products, led by GLASSIA® and KEDRAB®, as well as a promising pipeline of late-stage assets, Kamada is well-positioned for further growth. I look forward to leveraging my extensive experience in business development to support the Company’s goals of growing its revenues and building long-term shareholder value.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, it's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017 and was launched in the US during Q1-2018. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as (without limitation) statements regarding Kamada’s pipeline of products, positioning of Kamada for continued development and commercial growth, and Kamada’s opportunities for new strategic alliances and collaborations. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of ongoing clinical studies, delays with the studies, additional competition in the markets that Kamada competes, including AAT, regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com